Exhibit 99.1

2350 – 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Phone: 604-685-2323
Fax: 604-629-5228
www.bajamining.com

June 3, 2008	TSX:BAJ

PRESS RELEASE

BAJA MINING CLOSES TRANSACTION WITH KOREAN CONSORTIUM IN ESCROW

Baja Mining Corp. (the “Company” or “Baja”) is pleased to announce that the transaction with the consortium of Korean companies led by Korea Resources Corporation (the “Korean Consortium”) described in its press release of April 17, 2008 (the “Transaction”) has closed in escrow.

Completion of the transaction is subject to a number of conditions, including approvals by the Korean government, the boards of certain members of the Korean Consortium, approval by the Mexican competition commission, receipt of acceptable bank commitments and other conditions. Complete details of the transaction will be made available upon satisfaction of these conditions and release of the closing documents from escrow.

The Company anticipates all conditions to completion of the Transaction will be satisfied by the end of June 2008.   However, satisfaction of a number of the conditions is outside Baja and the Korean Consortium’s control, and if the conditions are not met, the escrowed closing documents will be returned to the respective parties.

ON BEHALF OF THE BOARD OF DIRECTORS OF

BAJA MINING CORP.

“John W. Greenslade”

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

Some of the statements contained in this release are forward-looking statements, such as statements that describe the Company’s expectation and timing of closing the Consortium’s partnership deal, timing of release from escrow, projected metal prices, and expected method of financing and other statements.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict.  Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv)  the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers should not place undue reliance on any forward-looking statements.